

May 27, 2014

Via E-mail
Mr. Robert Schwarz
Chief Executive Officer
Texas Jack Oil & Gas Corporation
15 Belfort
Newport Coast, California 92657

> **Re:** **Texas Jack Oil & Gas Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 12, 2014**
> **File No. 333-193599**

Dear Mr. Schwarz:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. Please update your financial statements and related information. Refer to Rule 8-08 of Regulation S-X.

2. We note your response to our prior comment 2. Please tell us why your revised disclosure on your prospectus cover page does not reference sales by selling shareholders at prevailing market prices once the shares are quoted on the OTCBB. In that regard, we note that you had included such reference in Amendment No. 1, and that you include such reference at page 19 of this amendment.

The Offering, page 9

3.   We note your disclosure at page 10 with respect to the "Termination of the Offering." Such disclosure is not consistent with the disclosure on your prospectus cover page regarding the duration of the primary offering. In that regard, your disclosure at page 10 appears to apply to your secondary offering. Refer to Securities Act Rule 415(a)(2). Please revise your disclosure at page 10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Leo J. Moriarty
        Law Office of Leo J. Moriarty